Exhibit 99.81

Consent of Independent Auditor

We hereby consent to the incorporation by reference in this registration statement on Form 40-F of GoldMining Inc. of our report dated February 21, 2020 relating to the financial statements of GoldMining Inc. as at and for the year ended November 30, 2019, which appears in an Exhibit 99.41 of this Registration Statement.

/s/ PricewaterhouseCoopers LLP

Chartered Professional Accountants
Vancouver, Canada
September 25, 2020